

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2022

William Angrick
Chairman of the Board of Directors and Chief Executive Officer
Liquidity Services, Inc.
6931 Arlington Road, Suite 200
Bethesda, MD 20814

> **Re: Liquidity Services, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2021**
> **Filed December 9, 2021**
> **File No. 000-51813**

Dear Mr. Angrick:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services